Exhibit 99.2

Results of Operations

	For the Year Ended December 31,						For the Six Months Ended June 30,
	2010		2011		2012		2012		2013
	US$	%	US$	%	US$	%	US$	%	US$	%
	(in thousands of dollars, except for percentages)
Net Revenues:
Service Revenues(1)
Mobile value added services	15,268	86.3	36,202	89.0	68,335	74.5	29,954	83.4	49,537	66.4
Enterprise mobility	—	—	—	—	3,249	3.5	193	0.5	4,898	6.6
Advertising services	2,304	13.0	4,306	10.6	8,889	9.7	3,857	10.7	8,847	11.9
Other services	123	0.7	163	0.4	1,992	2.1	719	2.0	2,090	2.8
Product Revenues
Enterprise mobility	—	—	—	—	9,303	10.2	1,214	3.4	9,264	12.3

Total net revenues	17,695	100.0	40,671	100.0	91,768	100.0	35,937	100.0	74,636	100.0

(1)	Due to the expansion of our business and diversification of our revenue streams, we reclassified our revenues into the following categories in 2013: mobile value added services (including consumer mobile security and mobile games), enterprise mobility, advertising services and other services. As a result, we reclassified in the above table, within this offering memorandum, the presentation of the revenue categories for the years ended December 31, 2012, 2011 and 2010 as well as for the six months ended June 30, 2012 in conformity with these new revenue categories.

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012

Net Revenues. Our total net revenues increased by 107.7% from US$35.9 million in the six months ended June 30, 2012 to US$74.6 million in the six months ended June 30, 2013, primarily due to the increase in net revenues from mobile valued added services and, to a lesser extent, to an increase in net revenues from advertising services.

•	Net revenues from mobile value added services, which include consumer mobile security revenues and mobile games revenues, increased by 65.4% from US$30.0 million in the six months ended June 30, 2012 to US$49.5 million in the six months ended June 30, 2013. This increase was primarily due to subscriptions for premium mobile security services from overseas user accounts, who have a relatively high subscription rate when compared to user accounts in China, and more generally to the growth of our registered and active user accounts and their increased use of our premium services in the areas of mobile security and games. The consolidation of mobile game revenue from FL Mobile after its acquisition in November 2012 also contributed to the increase in net revenues from mobile value added services in the six months ended June 30, 2013. The number of our cumulative registered user accounts increased from 203.5 million as of June 30, 2012 to 372.2 million as of June 30, 2013, not including FL Mobile’s 87.3 million registered user accounts as of June 30, 2013. The number of our average monthly active user accounts increased from 69.2 million for the three months ended June 30, 2012 to 122.2 million for the three months ended June 30, 2013, not including FL Mobile’s 16.1 million average monthly active users accounts. Overseas users account for an increasing portion of our net revenues as we further expand consumer mobile security services in overseas markets. Revenue contribution from overseas users accounted for 56.7% of consumer mobile security revenues in the six months ended June 30, 2013, compared with 51.0% in the six months ended June 30, 2012.

•	Net revenues from advertising services increased by 129.4% from US$3.9 million in the six months ended June 30, 2012 to US$8.8 million in the six months ended June 30, 2013, primarily due to the acquisition of Feiliu Mobile, which generates advertising revenue from offering advertisers in-game banner advertising and also advertising inventory within its vertical interest-based applications, as well as to growth in promotional revenues through third party application referrals.

•	Net revenues from enterprise mobility services increased from US$0.2 million in the six months ended June 30, 2012 to US$4.9 million in the six months ended June 30, 2013, primarily due to the acquisition of NationSky in May 2012.

•	Net revenues from other services increased by 190.7% from US$0.7 million in the six months ended June 30, 2012 to US$2.1 million in the six months ended June 30, 2013. Revenues from other services are generated primarily by providing technical contract services to third parties. As this business is driven by individual projects, revenues from other services fluctuate considerably from period to period.

Cost of Revenues. Our total cost of revenues increased by 199.1% from US$8.1 million in the six months ended June 30, 2012 to US$24.3 million in the six months ended June 30, 2013. This increase was primarily due to: (i) an increase in hardware procurement costs from US$1.1 million in the six months ended June 30, 2012 to US$8.7 million in the six months ended June 30, 2013 following our acquisitions of NationSky in May 2012; (ii) an increase in preload cost from US$1.3 million in the six months ended June 30, 2012 to US$4.8 million in the six months ended June 30, 2013, primarily due to efforts to drive user growth in the form of payments to handset manufacturers, which are responsible for installing our software products to the mobile phones; (iii) amortization of intangible assets resulted from the NationSky and FL Mobile acquisitions; and (iv) an increase in staff cost from US$1.1 million in the six months ended June 30, 2012 to US$2.2 million in the six months ended June 30, 2013, mainly in the form of increased salary and headcount as our overall business continues to expand. Our cost of services increased by 120.4% from US$7.1 million in the six months ended June 30, 2012 to US$15.6 million in the six months ended June 30, 2013. Our cost of products sold increased from US$1.1 million in the six months ended June 30, 2012 to US$8.7 million in the six months ended June 30, 2013. Our cost of products sold is primarily due to hardware procurement cost for NationSky’s enterprise mobility business, namely, payments to handset manufacturers for pre-installation of our software on handsets.

Gross Profit and Margin. As a result of the foregoing, our gross profit increased by 81.0% from US$27.8 million in the six months ended June 30, 2012 to US$50.4 million in the six months ended June 30, 2013. Our gross margin decreased from 77.4% in the six months ended June 30, 2012 to 67.5% in the six months ended June 30, 2013. This decrease was primarily due to the acquisition of NationSky, which has much lower gross margin than other portions of our business. Excluding NationSky, our gross profit in the six months ended June 30, 2013 was US$45.6 million, representing an 65.8% increase from US$27.5 million in the six months ended June 30, 2012. The gross margin of NationSky for the six months ended June 30, 2013 was 33.9%. Our gross margin excluding NationSky was 75.4% for the six months ended June 30, 2013.

Operating Expenses. Our total operating expenses increased by 90.2% from US$25.0 million in the six months ended June 30, 2012 to US$47.5 million in the six months ended June 30, 2013.

Selling and Marketing Expenses. Our selling and marketing expenses increased by 65.2% from US$6.9 million in the six months ended June 30, 2012 to US$11.4 million in the six months ended June 30, 2013. This increase was primarily due to (i) an increase in marketing and advertising spending from US$3.5 million in the six months ended June 30, 2012 to US$5.4 million in the six months ended June 30, 2013, as a result of increased advertising and promotion in developed markets such as Hong Kong and the United States which formed part of our increased effort in marketing and brand-building; (ii) an increase in staff costs, including salaries, benefits and commissions to our sales and marketing personnel, from US$1.7 million in the six months ended June 30, 2012 to US$3.1 million in the six months ended June 30, 2013, as a result of the increased employee headcount resulting from the NationSky and FL Mobile acquisitions; and (iii) an increase in share-based compensation expenses from US$0.8 million in the six months ended June 30, 2012 to US$1.5 million in the six months ended June 30, 2013, resulting from additional options and restricted shares granted to our sales and marketing personnel.

General and Administrative Expenses. Our general and administrative expenses increased by 96.1% from US$14.7 million in the six months ended June 30, 2012 to US$28.8 million in the six months ended June 30, 2013. The increase was primarily due to (i) a significant increase in share-based compensation expenses for our general and administrative personnel from US$8.0 million in the six months ended June 30, 2012 to US$17.8 million in the six months ended June 30, 2013, primarily attributable to the grant of restricted ADSs to newly hired senior executives in the six months ended June 30, 2013; (ii) an increase in staff cost from US$3.0 million in the six months ended June 30, 2012 to US$3.8 million in the six months ended June 30, 2013, resulting mostly from salary increases and the hiring of additional senior executives; and (iii) an increase in legal and professional fees from US$1.1 million in the six months ended June 30, 2012 to US$2.4 million in the six months ended June 30, 2013, largely due to transaction costs relating to our acquisitions.

Research and Development Expenses. Our research and development expenses increased by 115.9% from US$3.4 million in the six months ended June 30, 2012 to US$7.3 million in the six months ended June 30, 2013. This increase was primarily due to the hiring of more research and development personnel, which led to (i) an increase in staff cost from US$2.3 million in the six months ended June 30, 2012 to US$4.6 million in the six months ended June 30, 2013, (ii) an increase in share-based compensation for our research and development personnel from US$0.4 million in the six months ended June 30, 2012 to US$1.2 million in the six months ended June 30, 2013.

Income from Operations. As a result of the foregoing, our income from operations remained stable at US$2.8 million in the six months ended June 30, 2012 and US$2.9 million in the six months ended June 30, 2013.

Income Tax Expense. Our income tax expense increased by 110.3% from US$0.2 million in the six months ended June 30, 2012 to US$0.4 million in the six months ended June 30, 2013. The increase was primarily due to the acquisition of NationSky in May 2012, as NationSky’s tax rate is above our then-average effective tax rate.

Net Income. As a result of the foregoing, our net income increased from US$4.3 million in the six months ended June 30, 2012 to US$5.5 million in the six months ended June 30, 2013.

Discussion of Segment Operations

In our management’s view, we operate through two operating segments: consumer and enterprise. Both are reportable segments. We operate consumer mobile game through FL Mobile and enterprise mobile security through NationSky.

Net revenues from our consumer segment accounted for 96.1% and 81.0% of our total net revenues in the six months ended June 30, 2012 and 2013, respectively. Net revenues from our enterprise segment accounted for 3.9% and 19.0% of our total net revenues in the six months ended June 30, 2012 and 2013, respectively. We recognize revenues from consumer mobile security as we deliver the security services and from revenues from consumer mobile game when the game player consume the virtual items. We recognize revenues from hardware sales when customers acknowledge the receipt of the hardware delivered and title and risk of loss have been transferred.

Cost of revenues for our consumer segment primarily consists of user acquisition costs, payments to mobile payment service providers, revenue sharing with game developers, technology development cost, and salaries and benefits. Cost of revenues for our enterprise segment primarily consists of hardware procurement cost for our enterprise mobility business and salaries and benefits.

Operating expenses for our consumer segment primarily consist of expenses for selling and marketing activities for our mobile value added services and advertising services, general and administrative expenses for the compensation and benefits of administrative staff of consumer segment and professional and consulting fees, and expenses for research and development of related technologies. Operating expenses for our enterprise segment primarily consist of expenses for selling and marketing activities for our mobile enterprise services, general and administrative expenses for compensation and benefits of administrative staff of enterprise segment, communication expense and depreciation and amortization of property and equipment used in the general and administrative activities of our enterprise segment, and expenses for research and development of related technologies.

Six Months Ended June 30, 2013 Compared to Six Months Ended June 30, 2012

Net revenues of reportable segments

Consumer segment. The net revenues of our consumer mobile security segment increased by 75.1% from US$34.5 million in the six months ended June 30, 2012 to US$60.5 million in the six months ended June 30, 2013. This increase was primarily due to an increase in the number subscriptions for premium mobile security services from overseas user accounts, who have a relatively high subscription rate when compared to user accounts in China, more generally to the growth of our registered and active user accounts and their increased use of our premium services in the areas of mobile security and our completion of the acquisition of 100% of FL Mobile, the entity that operates mobile games, in November 2012.

Enterprise segment. The net revenues of our enterprise mobile security segment increased significantly from US$1.4 million in the six months ended June 30, 2012 to US$14.2 million in the six months ended June 30, 2013. This increase was primarily due to our acquisition of 55% of NationSky, which serves enterprise customers in China, in May 2012.

Cost of revenues of reportable segments

Consumer segment. The cost of revenues of our consumer segment increased by 113.3% from US$7.0 million in the six months ended June 30, 2012 to US$14.9 million in the six months ended June 30, 2013. This increase was primarily due to an increase in preload cost from US$1.3 million in the six months ended June 30, 2012 to US$4.8 million in the six months ended June 30, 2013, primarily due to efforts to drive user growth in the form of payments to handset manufacturers responsible for installing our software products onto their mobile phones, and the sales of in-game virtual items in games operated by FL Mobile.

Enterprise segment. The cost of revenues of our enterprise segment increased significantly from US$1.1 million in the six months ended June 30, 2012 to US$9.4 million in the six months ended June 30, 2013. This increase was primarily due to an increase in hardware procurement costs from US$1.1 million in the six months ended June 30, 2012 to US$8.7 million in the six months ended June 30, 2013 following our acquisitions of NationSky in May 2012. Hardware procurement costs refer to the costs of mobile devices and relevant parts that are procured and sold by NationSky.

Operating expenses of reportable segments

Consumer segment. The operating expenses of our enterprise segment increased by 79.1% from US$24.8 million in the six months ended June 30, 2012 to US$44.5 million in the six months ended June 30, 2013. This increase was primarily due to the an increase in compensation and benefit expenses, professional fees and marking expenses.

Enterprise segment. The operating expenses of our enterprise segment increased significantly from US$0.1 million in the six months ended June 30, 2012 to US$3.0 million in the six months ended June 30, 2013. This increase was primarily due to the fact that we only acquired NationSky in May 2012, as a result of which only one month of the results of operation of the enterprise segment was included in our consolidated results of operations for the six months ended June 30, 2012.

Liquidity and Capital Resources

To date, we have financed our operations primarily through private placements of preferred shares to investors, the proceeds of our initial public offering in May 2011 and cash generated from operations. Except as disclosed in this offering memorandum, we have no outstanding bank loans or financial guarantees or similar commitments to guarantee the payment obligations of third parties. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures needs for the next 12 months.

As of June 30, 2013, we had US$15.4 million in cash and cash equivalents, and US$113.0 million in term deposits. Cash and cash equivalents represent cash on hand, demand deposits and other short-term highly liquid investments placed with banks that have original maturities of three months or less and are readily convertible to known amounts of cash. Term deposits are bank deposits with maturity terms of four to twelve months, which expect no risk of principal loss. Most of them are located in PRC state-owned banks.

Net cash provided by operating activities amounted to US$15.5 million in the first six months of 2013, as compared to net income of US$5.5 million. Non-cash expenses consisting principally of US$20.7 million in share-based compensation expenses and deferred revenue of US$5.3 million were partially offset by an increase in accounts receivable of US$16.7 million and other changes in operating assets and liabilities such as prepaid expenses and other current and non-current assets. The share-based compensation expenses were primarily related to the cost of restricted shares granted to FL Mobile, which restricted shares have become vested since it fulfilled its performance target for the first half of 2013. The increase in accounts receivable was primarily related to the growth in the scale of our business.

Net cash used in investing activities amounted to US$20.0 million in the first six months of 2013, primarily attributable to cash paid for equity investment related to our investment in Beijing NQ Guotai Investment Management Limited Partnership and to the excess of placement of term deposits over maturities of term deposits.

Net cash provided by financing activities amounted to US$0.3 million in the first six months of 2013, primarily attributable to proceeds from the exercise of share options, partially offset by our repurchase of common stock.

We made capital expenditures of US$0.6 million in the first six months of 2013. Our capital expenditures were primarily used to purchase servers and other equipment, software and other intangible assets (such as the domain name www.nq.com) for our business. Our capital expenditures may increase in the near term as our business continues to grow.